

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 22, 2013

<u>Via E-mail</u>
Marco Prete
Chief Executive Officer
Prime Acquisition Corp.
6369 Mill Street, Suite 205
Rhinebeck, NY 12572

Re: Prime Acquisition Corp.
Form 20-F
Filed October 4, 2013
File No. 001-35105

Dear Mr. Prete:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We note that you have incorporated by reference audited financial statements and have referenced your auditors as experts on pages 2-3. We note that you have not provided consents pursuant to Item 10.G. of Form 20-F. Please revise or advise.

<u>Unaudited Pro Forma Condensed Combined Financial Information, page 16</u>

2.   It appears that you did not include pro forma adjustments for the purchase of Green Certificates, share issuance pursuant to the management agreement, or cash to be received from a private placement by Radiomareilli SA. These adjustments were in the pro forma financial information in your Schedule TO. Please tell us how you determined it was not necessary to retain these adjustments in your pro forma financial information. Within your response, please reference the authoritative literature that management relied upon.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Monick at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale at (202) 551-3402 or me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Special Counsel